NEVSUN  RESOURCES  LTD.

MANAGEMENT INFORMATION  CIRCULAR

Dated MARCH 25, 2009

For the ANNUAL MEETING OF SHAREHOLDERS to be held on APRIL 27, 2009

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company (the “Meeting”),  which is to be held at the time and place and for the purposes set out in the accompanying notice of meeting.  The solicitation will be made primarily by mail, but may also be made personally by officers or employees of the Company.   All costs associated with this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 128,289,322 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at March 19, 2009 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, their membership in of each of the committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/ state and country of residence	Principal occupation	Director since	Shares Beneficially Owned or Controlled(6)
R. Stuart Angus(1)(3) (5) Chairman British Columbia, Canada	Business advisor to the mining industry	January 2003	125,000
John A. Clarke(4) Vice-Chair British Columbia, Canada	Vice Chair of the Company. Former President & Chief Executive Officer of the Company	September 1997	1,367,700
Clifford T. Davis Director, President & CEO British Columbia, Canada	President & Chief Executive Officer of the Company. Former Executive VP and Chief Financial Officer of the Company	December 1997	585,300
Robert J. Gayton (1)(2) (5) Director British Columbia, Canada	Financial consultant & director, public companies	November 2003	6,500
Gary E. German (1)(2)(3)(4) (5) Director Ontario, Canada	Independent Director and Advisor	April 1996	100,000
Gerard E. Munera (1)(2)(3) (5) Director Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	300,000

(1)

Member of the Corporate Governance & Nomination Committee.

(2)

Member of the Audit Committee.

(3)

Member of the Human Resources Committee.

(4)

Member of the Social, Environmental, Safety & Health Committee.

(5)

Member of the Special Committee.

(6)

This information has been obtained from the directors themselves as at March 19, 2009.  No individual director owns or controls 10% or more of the voting securities of the Company.

Certain directors of the Company as described below are, or have been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity,

a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

John Clarke was a director of Mediterranean Minerals Corp. at the time its securities were cease traded April 21, 2005, due to late filing of its December 31, 2004 year-end financials.  The cease trade order was revoked on August 17, 2005 with the filing of all necessary statements.

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10th 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Compensation Discussion & Analysis

Named Executive Officers (“NEOs”) as defined in NI 51-102F6 include the CEO, CFO and each of the three most highly compensated individuals acting in a similar capacity during the financial year whose total compensation was, individually, more than $150,000.  The six NEOs described in the Information Circular are:  Clifford T. Davis – Chief Executive Officer, Peter J. Hardie – Chief Financial Officer, John A. Clarke – Vice Chairman, F. William Nielsen - VP Exploration, Stanley C. Rogers, - General Manager Bisha Project and Trevor A. Moss – Executive VP and Chief Operating Officer.

The following is a general discussion of the significant elements of compensation to the NEOs for the most recently completed financial year. As tabulated below the normal compensation elements consist of a base salary, options to purchase common shares of the Company, bonuses, if applicable, and a variety of group health and insurance benefits normally granted to such officers.

The objective of the compensation strategy is to attract, retain and award the team of NEOs to accomplish the broader objectives of the Company. For the recent past and foreseeable future these corporate objectives are focussed on the successful development of the Bisha Project in Eritrea. The compensation program is designed to enhance the Company’s success at meeting this objective.

Prior to setting compensation levels the Human Resources Committee, through the use of compensation consultants and personal knowledge, reviews market conditions for the management group and in particular the specific tasks at hand for the NEOs, taking into consideration the Company’s operations in Africa.

The Human Resources Committee has recently had a compensation review carried out by an external consultant and has concluded the compensation levels are within an appropriate range. The benchmark group was comprised of 28 comparator companies from the same industry and were broadly of similar size, operating internationally.

The compensation of the NEOs is subject to full Board review.

The Company is a proponent of performance based compensation. In particular, to ensure there is broad employee based support for the Company’s objectives, the Company stock option program is not restricted to NEOs but rather is inclusive of all senior management. The Company also provides for bonuses measured against results and accomplishments of individual managers. In a section below there is further specific commentary on bonus criteria and the current year bonus awards.

The compensation cost of the senior management group has in total increased over the past year, despite share price performance. The increases are related to changes in personnel and the roles of specific officers (CEO, CFO, COO, and VP Exploration). While share price performance is important to consider as part of performance criteria for certain NEOs, the Company has considered the skills necessary to achieve its objectives and has altered compensation accordingly.

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage provided by the Company and have normal allowances for vacation.

There have been no changes to the compensation policies or practices since the completion of the last financial year.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on December 31, 2004 with a cumulative total return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec.2008
Nevsun	$100	$91	$110	$99	$41
S&P/TSX Index	$100	$180	$211	$232	$155

Option Based Awards

Stock options are granted to executive officers under the direction of the Human Resources Committee and in accordance with the Company’s stock option plan (the “Plan”) which was approved by shareholders of the Company in 2006.  Options are reviewed by the Human Resources Committee on an annual basis.  Decisions for new grants consider previous option grants, changes in executive positions or roles, and ongoing contribution to the Company.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries in respect of the Named Executive Officers.  The periods covered include the most recent fiscal years ended December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Option-based awards(7)	Non-equity incentive plan compensation ($) Annual(8)	All other compensation ($)(9)	Total Compensation ($)
Clifford T. Davis Chief Executive Officer(1)	2008 2007 2006	286,719 250,000 250,000	412,266 286,938 299,704	300,000 300,000 Nil	Nil 72,731 Nil	998,985 909,669 549,704
Peter J. Hardie Chief Financial Officer(2)	2008 2007 2006	137,016 108,000 90,000	68,710 68,864 99,902	Nil Nil Nil	Nil Nil Nil	205,726 176,864 189,902
John A. Clarke, Vice Chair(3)	2008 2007 2006	300,000 300,000 300,000	137,422 137,422 299,704	Nil Nil Nil	61,264 Nil Nil	498,686 437,422 599,704
F. William Nielsen, Vice President Exploration(4)	2008 2007 2006	200,000 200,000 200,000	0 45,910 159,842	Nil Nil Nil	250,000 Nil Nil	450,000 245,910 359,842
Stanley C. Rogers General Manager, Bisha Project(5)	2008 2007 2006	180,000 $US 168,000 $US 147,000 $US	68,710 57,388 99,902	100,000 $US 100,000 $US Nil	36,000 $US 33,600 $US 29,400 $US	380,455 $US 354,995 $US 235,089 $US
Trevor A. Moss(6) Executive VP & Chief Operating Officer	2008	125,347 $US	343,554	Nil	Nil	$447,627 $US

(1)

Clifford Davis became CEO of the Company on August 18, 2008;  prior to this he was Executive VP and CFO.

(2)

Peter Hardie was appointed as CFO on August 18, 2008, prior to which he was Controller of the Company.

(3)

John Clarke became Vice Chair of the Company on September 1, 2008; prior to this he was President and CEO.

(4)

F. William Nielsen’s employment terminated December 31, 2008.

(5)

Stanley Rogers is employed by Bisha Mining Share Company, a subsidiary of the Company.  His salary, bonus and other compensation is paid in $US., Stock option awards in $Cdn are incorporated into the $US total at the average annual exchange rate.

(6)

Trevor Moss entered into a professional services agreement effective August 16, 2008 between Nevsun Africa (Barbados) Ltd. and HAWM Consulting Inc., a California corporation controlled by Mr. Moss.  Consulting fees are paid in $US; stock option awards in $Cdn are incorporated into the $US total at the average annual exchange rate.

(7)

The Black Scholes formula is a model of varying prices over time of a financial instrument.  It is used to calculate fair value of options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices.  The Company chose this model for its widespread acceptance as an industry standard.

(8)

In December 2008, the Board approved bonuses for Cliff Davis and Stanley Rogers in respect of services performed in 2008.

(9)

This column includes vacation payouts in lieu of accrued vacation to John Clarke in 2008 and Cliff Davis in 2007, a  retirement amount awarded to F. William Nielsen which was approved by the Board in December 2008 and paid in January 2009, and a grossed up salary amount for Stanley Rogers to cover expatriate taxes.

Terms of Agreements

In August 2008, the Board approved changes to management which resulted in new executive roles:

-

Clifford T. Davis, previously Executive Vice President and Chief Financial Officer at a salary of $250,000, was appointed to the position of Chief Executive Officer from August 18, 2008 until December 31, 2010 at a new annual salary of $350,000.  The term will automatically renew for a period of 1 year unless otherwise terminated or superceded.    In 2008 a bonus of $300,000 was awarded to Mr. Davis.

-

Peter J. Hardie was appointed to the position of Chief Financial Officer from August 18, 2008 until December 31, 2010 at a salary of $156,000.  The term will automatically renew for a period of 1 year unless otherwise terminated or superceded.  No bonus was paid or payable in 2008.

-

John A. Clarke, previously the Company’s President and Chief Executive Officer with a contract expiring December 31, 2008, was appointed to a non-executive position of Vice Chair from September 1, 2008 until December 31, 2009.  His annual salary is unchanged at $300,000.  No bonus was paid or payable in 2008.

-

Trevor A. Moss, a consultant to the Company under HAWM Consulting Inc., a California corporation, was appointed to the position of Executive Vice President and Chief Operating Officer of the Company under contract effective August 16, 2008 at a monthly fixed fee of $US 27,855 plus annual bonus in an amount between 0% and 75% of aggregate fixed fees as determined by the annual bonus parameters set by the HR Committee.  No bonus was paid or payable in 2008.

Agreements for Mssrs. Davis,  Hardie, Moss and Clarke include termination and change of control benefits described in the following section.

The term of Mr. F. William Nielsen’s employment as Vice President Exploration at a salary of $200,000 expired December 31, 2008 and was not renewed.    A retiring allowance of $250,000 was paid in January, 2009.  No further amounts are due.

Mr. Stanley Rogers works under an employment agreement with the Company’s subsidiary, Bisha Mining Share Company.  His contract is renewed annually unless otherwise terminated, and continues at a current rate of US$180,000 plus 20% to cover his expatriate taxes.  A bonus of $US 100,000 was paid to Mr. Rogers in 2008, determined by the HR Committee after due consideration of base salary, successful achievements and contribution to corporate objectives.

Termination & Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company:

-

 If the Company terminates employment without cause or adequate notice prior to end of the term;

-

If any person or entity acquires more than 40% of the outstanding shares of the Company and the employee gives the Company 60 days written notice of termination.

The amount payable by the Company in either of the above circumstances is the balance of remuneration for the term of the agreement plus 2 times annual salary including benefits and bonus.  The amount of bonus is based upon the bonus earned in the twelve months prior to termination.  These termination and change of control benefits at the date of this notice apply to the following Named Executive Officers:  Mssrs. Davis,  Hardie, Moss and Clarke.

Per the agreements, the estimated payments that would be due to the above individuals had such a termination or change of control triggering event have taken place on December 31, 2008 would be:  Cliff Davis: $1,416,721, Peter Hardie: $365,590, Trevor Moss: $752,085 and John Clarke: $695,249, for a total of $3,229,645.

Option based awards

The following table sets forth all stock options outstanding at December 31, 2008, including those granted during the fiscal year, for each of the Company’s Named Executive Officers.

Name	Number of securities underlying unexercised options (#)	Option exercise price (2) $	Option expiration date	Value of unexercised in-the-money options(3) $	Value of options vested during the year(4) $
Clifford T. Davis	150,000 150,000 150,000 150,000 250,000 600,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil	Nil
Peter J. Hardie	20,000 30,000 50,000 60,000 100,000	2.36 1.72 3.07 2.00 1.35	January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil	Nil
John A. Clarke	150,000 150,000 150,000 150,000 150,000 200,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	nil	Nil
F. William Nielsen	Nil(1)	N/A	N/A	N/A	Nil
Stanley C. Rogers	50,000 40,000 50,000 50,000 100,000	2.16 1.72 3.07 2.00 1.35	August 16, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil	Nil
Trevor A. Moss	500,000	1.35	August 19, 2013	Nil	Nil

(1)

Stock options for F. William Nielsen expired December 31, 2008 with termination of employment.

(2)

The exercise price is not less than the volume weighted average trading price on the Toronto Stock Exchange (the “TSX”) for the five-day period immediately preceding the option grant.

(3)

Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2008 less the exercise price of in-the-money stock options.

(4)

Value of options vested during 2008 on the vesting date, calculated by using the difference between the market price of underlying securities at vesting and the exercise price of the stock options.

Incentive Bonus Plan

The Company has not had a broad based incentive bonus scheme applicable to all senior managers. Incentive bonuses are tied to corporate and individual performance. At the beginning of each year, the HR Committee determines the maximum aggregate amount of bonuses that may be paid to those individuals included in the incentive bonus program; this amount generally represents a fraction of the corresponding aggregate amount of salaries. At the end of the year, the HR Committee then determines the amount of bonus to be paid to each individual, taking into account the overall performance of the corporation as well as the attainment of quantitative objectives specific to this individual.

For 2008 the HR Committee determined bonuses were payable to two individuals, Cliff Davis, who was promoted to CEO during the year, and Stan Rogers, the General Manager for the Bisha operations in Eritrea. Both were involved in achieving significant milestones accomplished during 2008. These milestones included the award of the Bisha mining license, the arrangements with the Eritrean State mining company, commencement of development activities, and seeking debt finance for the project. In addition Mr. Davis was very actively involved with the successful disposition of the Tabakoto mine in Mali. The specific amounts awarded was at the discretion of the HR Committee and did not specifically relate to the financial benefits derived from the milestones achieved. Notwithstanding the share price performance the HR Committee determined the awards were appropriate in the circumstances.

For 2009 the Company has commenced but not yet finalized the setting of bonus parameters for the senior management group. Key criteria will include, in varying degrees of emphasis to specific individuals, the following parameters: company value/share price performance, completion of project finance and progress on the Bisha development in terms of budget and schedule. Since the Bisha development plan continues to 2010 it is expected that key milestones for 2010 will include successful completion of construction on schedule and on budget, plus successful operations for a sustained period of time.

The CEO is highly involved in the setting of bonus parameters for other senior managers and proposals are subject to review and approval by the HR Committee. The HR Committee approves the bonus criteria for the CEO.

 Stock Option Plan

The Plan, which was approved by the shareholders of the Company in 2006 and conforms with the rules and policies of the TSX, allows for a maximum number of common shares issuable under the Plan to not exceed 10% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the remaining balance of options issuable in the Plan (“Plan Balance”) may be increased up to the 10% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.  The TSX requires that every three (3) years the unallocated options under the Plan be approved by shareholders of the Company.

At the date of this notice, the total number of stock options outstanding is 6,117,500, or 4.8% of the Company’s issued and outstanding shares.  The number of stock options outstanding that are vested is 4,880,000. Of the total, 5,310,000 options are granted to insiders of the Company, which is 4.1% of the number of common shares outstanding.  Under the terms of the Plan, and in accordance with the rules of the TSX, the Company may not grant options under the Plan or make securities available under any share compensation arrangement which would result in:

i.

The number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares of the Company, and

ii.

The number of common shares issued within any one year period pursuant to the exercise of Options and any other share compensation arrangement to insiders that exceed 10% of the issued and outstanding shares.

The persons eligible to be granted options under the Plan include employees, insiders and service providers to the Company (each, an “Optionee”).

The Board has the authority to amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory and shareholder approval.  Such amendments or modifications of any outstanding options may only be made to the extent that the Board would have had the authority to initially grant the option as modified, including changing the exercise dates, and subject to regulatory and shareholder approval if required.  No such amendments have been made to the Plan or to any outstanding options  by the Board since the Plan was approved in 2006.

The Board shall establish the exercise price at the time each option is granted, which shall in all cases be not less than the market price (“Market Price”) on the date of the grant, which is calculated using the volume weighted average trading price of the Company’s common shares on the TSX over the previous five (5) trading days.

Options shall not be assignable or transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of an Optionee only by the Optionee and after death only by the Optionee’s legal representative.

Stock options which are vested expire 90 days after the participant ceases employment with the Company or one year following death of the participant. Unvested options expire immediately upon cessation of employment.  All options expire immediately if an Optionee is terminated with cause.  Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may determine when any option will become exercisable and may determine that the option shall be exercisable in instalments.

The Board may approve the activation of a Share Appreciation Right, (the “Right”), whereby an Optionee when entitled to exercise an option, may terminate such option by written notice and, in lieu of purchasing the Common Shares pursuant to the exercise of the option, shall receive instead at no cost the number of Common Shares which would be equal to the net value of the exercised option.  The net value is determined by multiplying the number of Common Shares subject to the option by the  difference between the Market Price and exercise price of the option.

Directors compensation table

The following table sets forth compensation during the fiscal year ended December 31, 2008 to directors who are not Named Executive Officers, including directors of the Company’s subsidiaries.

Name	Fees Earned ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
R. Stuart Angus	89,000	137,422	Nil	Nil	226,422
Robert J. Gayton	74,000	103,066	Nil	Nil	177,066
Gary E. German	70,000	103,066	Nil	Nil	173,066
Gerard E. Munera	74,000	103,066	Nil	Nil	177,066
Barry Skinner	7,995	17,178	Nil	Nil	25,173
Ryan Highland	2,665	17,178	Nil	Nil	19,843
Peter Douglas	2,665	17,178	Nil	Nil	19,843

Compensation of Directors

Directors who are not officers of the Company receive an annual fee of $50,000, with the exception of the Chairman, R. Stuart Angus, who receives $60,000 per year.  The members of the Special Committee, Gerard Munera, Gary German and Robert Gayton, receive an additional $20,000 per year while its Chair, R. Stuart Angus, receives $25,000.  All members of the Special Committee receive an additional $1,000 per meeting. Gary German was appointed to the Special Committee at December 31, 2008.  Directors of the Company’s subsidiaries in Barbados were each paid an annual fee of $2,665 (US$2,500) in 2008, with the exception of the Managing Director, Barry Skinner, who was paid $7,995 (US$7,500).

Option-based awards, Directors

The following table sets forth details and year-end value of all stock options outstanding at December 31, 2008, including those granted in the year, to directors who are not Named Executive Officers of the Company and its subsidiaries.

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) $	Option expiration date	Value of unexercised in-the-money options $
R. Stuart Angus	80,000 80,000 80,000 100,000 100,000 200,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	nil
Robert J. Gayton	80,000 80,000 80,000 80,000 80,000 150,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil
Gary E. German	80,000 80,000 100,000 80,000 80,000 150,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil
Gerard E. Munera	80,000 80,000 80,000 80,000 80,000 150,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) $	Option expiration date	Value of unexercised in-the-money options $
Barry Skinner	15,000 15,000 15,000 15,000 25,000 25,000	4.81 2.36 1.72 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil
Ryan Highland	15,000 15,000 15,000 25,000 25,000	4.81 2.36 3.07 2.00 1.35	January 28, 2009 January 7, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil
Peter Douglas	15,000 15,000 25,000 25,000	1.72 3.07 2.00 1.35	November 8, 2010 November 17, 2011 November 14, 2012 August 19, 2013	Nil

(1)

The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth details of the Company’s Stock Option Plan at December 31, 2008

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options($)	Number of securities remaining available for future issuance under incentive stock option plan
Stock Option Plan Approved by Shareholders	6,822,500	2.21	6,066,432

Further details regarding stock options are found in the Company’s consolidated financial statements, note 10, which is incorporated by reference herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of the foregoing persons is indebted to the Company, nor its subsidiaries, nor has any of such persons been indebted to the Company during the last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Pursuant to National Policy 58-101, the Company is required to disclose in its Information Circular its corporate governance practices.  The required disclosure is attached to this Information Circular as Schedule “A”.  The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at http://www.nevsun.com/corporate/ corp_governance.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”), which was previously the American Stock Exchange.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at http://www.nevsun.com/corporate/corp_governance/amex and a copy of such description is available by written request made to the Company.

INTEREST  OF  INFORMED PERSONS  IN  MATERIAL  TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT  OF  AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, will be voted for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

Other than the consulting contract for Trevor Moss under HAWM Consulting Inc. disclosed under “Executive Compensation, Terms of Agreements”, there were no management functions of the company which were to any substantial degree performed by a person other than a director or senior officer of the Company during the Company’s most recently completed financial year,

PARTICULARS OF  MATTERS  TO  BE  ACTED  UPON

A.  Stock Option Plan

As described earlier in this document under STATEMENT OF EXECUTIVE COMPENSATION, Stock Option Plan, the rules of the TSX provide that all unallocated options, rights or other entitlements under a security-based arrangement which does not have a fixed number of maximum securities issuable be approved by shareholders every three years.  The Board of the Company adopted such an arrangement, the Stock Option Plan, on April 12, 2006.  The shareholders of the Company approved the Stock Option Plan by a majority of votes on April 26, 2006.  The Company is seeking shareholder approval at this time by the following resolution:

BE IT RESOLVED THAT:

a)

All unallocated options under the Stock Option Plan be and are hereby approved;

b)

The Company have the ability to continue granting options under the Stock Option Plan until April 27, 2012, the date being three (3) years from the date at which shareholder approval is sought; and

c)

Any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

B.  Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone:  604-623-4700

By fax:  604-623-4701

By email: nevsuninfo@nevsun.com

Financial information at December 31, 2008 is provided in the Company’s consolidated financial statements and MD&A.

DATED March 25, 2009

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

“Clifford T. Davis”

President & CEO

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirements	Comments
Disclose the identity of directors who are independent. Disclose the identity of directors who are not independent, and describe the basis for that determination.

The independent directors, are R. Stuart Angus, Robert J. Gayton, Gary E. German and Gerard E. Munera.

The two directors who are not independent are John A. Clarke, Vice Chair, and Cliff T. Davis, President and Chief Executive Officer.

Disclose whether or not a majority of directors are independent.	Yes a majority of the directors are independent
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directors who are members of other boards, and the names of the boards, are:

R. Stuart Angus: Blackstone Ventures Inc., CMQ Resources Inc., Dynasty Gold Corporation, IMA Exploration Inc., Plutonic Power Corporation, Tsodilo Resources Ltd., Uranium North Resources Corp., Wildcat Silver Corp., Bolero Resources Corp., Ventana Gold Corp., Tirex Resources Ltd., Stealth Energy Inc., Coro Mining Corp., SouthGobi Energy Resources Ltd., Santa Fe Metals Corp.

John A. Clarke:  Banro Corporation, Mediterranean Resources Ltd.

Cliff T. Davis:  Helio Resource Corp.

Robert J. Gayton: Amerigo Resources Limited, B2Gold,  Intrinsyc Software International Inc., Palo Duro Energy Inc., Quaterra Resources Inc., Eastern Platinum, Western Copper Corporation, Silvercorp Metals, Trans National Minerals.

Gary E. German: Jaguar Mining Corp., MagIndustries Ltd., Solex Resources Corp.

Gerard E. Munera: Dynamic Materials Corporation, MagIndustries Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year end.

In 2008, the four independent directors held three meetings at which the non-independent directors were not present.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of independent chair or lead director, and describe his role and responsibilities.

The Chair of the Board, R. Stuart Angus, is an independent director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

Disclosure Requirements	Comments
Disclose the attendance record of each director for all board meetings held since the beginning of the issuers most recently completed financial year.

In 2008, seven Board meetings were held.  All directors were present at each of those meetings with the exception of Mr. R. Stuart Angus, who attended six of the seven meetings. The board also has a practice of regularly carrying out in-camera sessions during board meetings.

Disclose the text of the Board’s written mandate.	The full text of the Board Mandate, or Charter, is attached as Schedule B.
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.	The Board has developed written position descriptions for the chair and the chair of each board committee.
Disclose whether or not the Board and CEO have developed a written position description for the CEO.	The Board and CEO have developed a written position description for the CEO.

Briefly describe what measures the board takes to orient new directors regarding:

(i)  the role of the Board, it’s committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

A series of meetings and at least one site visit is held with the new appointee to provide an orientation to the Company and its facilities.  Each director is issued a Board manual with policies, mandates, minutes of meetings and recent or important updates about the Company and/or its properties.,

Briefly discuss what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors are individually responsible for continuing education and the Company financially supports these endeavours.

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code

(ii)  describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(iii)  provide a cross reference to any material change report filed since the beginning of the issuer’s most recent completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company’s Code of Ethics may be viewed on SEDAR, or on the Company’s website at http://www.nevsun.com/corporate/corp_governance/coe, or may be obtained in paper format by contacting the Company.  To ensure and monitor compliance with the Code, the Company has a whistle-blowing policy monitored by an outside service to disseminate any reported infractions to the chair of the audit committee.  This information has been distributed to all Company employees.  In 2008 there were no material change reports regarding misconduct and/or departures from the Code of Ethics.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

If a director or executive officer has a material interest in a transaction or agreement being untaken by the Company, that director is excluded from the voting and/or decision making process regarding that transaction.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	See above Code of Ethics which is distributed to all employees.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors.	The nominating function is undertaken by the Corporate Governance and Nomination Committee which is comprised of four independent directors.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nomination Committee reviews Board composition and committee structure, recommends change, proposes nominees and develops a recruitment process for new directors to the Board.

Disclosure Requirements	Comments
Describe the process by which the Board determines compensation for the issuer’s directors and officers.

The Board determines director and officer compensation by recommendation of the Human Resources (“HR”) Committee, as described below.  The HR Committee is responsible for:(i) reviewing and assessing the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, (ii) assessing the CEO’s performance against pre-agreed objectives, (iii)  reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements, (iv) makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues, and (v) reviews and recommends disclosure pertaining to all of the foregoing.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	The Human Resources (“HR”) Committee is comprised of three independent directors.
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

Independent compensation consultants were contracted in early 2009 to evaluate and assist in determining director and officer compensation.
If the board has standing committees other than the audit compensation and nominating committees, identify the committees and describe their function.

The Social, Environmental, Health and Safety Committee consists of one independent director and chair, Gary German, one non-independent director and one senior officer who is not a director.  The purpose of this committee is to oversee the development of policies and procedures for environmental protection, ensure compliance with applicable laws and protect the health and safety of the Company’s employees and contractors.

Disclose whether or not the board, its committee and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board does not have a formal process for regularly assessing the effectiveness and contribution of its members.  Effective performance is demonstrated by full attendance and participation in its Board meetings.

SCHEDULE “B”

BOARD CHARTER

A. OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business. The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should consider the legitimate interests that its stakeholders such as employees, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation, shall set the standards of conduct for the enterprise.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.

managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.

Legal Requirements:

a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)

The Board has the statutory responsibility to:

i.

exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

ii.

direct the management of the business and affairs of the Corporation; and

iii.

act in accordance with its obligations contained in:

iv.

The Business Corporations Act (British Columbia) and the regulations thereto;

v.

the Corporation's charter documents;

vi.

the securities legislation of each province of Canada in which the Corporation is a reporting issuer;

vii.

the United States federal securities laws, and the rules and regulations adopted there under by the Securities and Exchange Commission;

viii.

the rules and policies of The Toronto Stock Exchange;

ix.

the rules and policies of the U.S. Stock Exchange on which the Company is listed; and

x.

other relevant legislation and regulations.

c)

The directors in exercising their powers and discharging their duties must:

i.

act honestly and in good faith with a view to the best interests of the Corporation; and

ii.

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)

The Board has the responsibility for considering, among other things, the following matters:

i.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.

the filling of a vacancy among the directors or in the office of auditor;

iii.

the issuance of securities for equity and debt capital;

iv.

the declaration of dividends;

v.

the purchase, redemption or any other form acquisition of shares issued by the Corporation;

vi.

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.

the approval of interim and annual financial statements of the Corporation; and

viii.

the adoption, amendment or repeal of the charter documents of the Corporation.

(e)

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.

Audit;

ii.

Human Resources;

iii.

Corporate Governance and Nomination;

iv.

Social, Environmental, Safety and Health; and

v.

Special,

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.

Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.

Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

(a)

to appoint the CEO, to monitor and assess CEO performance, against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

(b)

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

(c)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

(a)

to ensure that the Corporation operates at all times within applicable laws and regulations and to ethical and moral standards;

(b)

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(c)

to ensure the Corporation satisfies  environmental standards in its operations and is in compliance with environmental laws and legislation; and

(d)

to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.

Reporting and Communication ,

The Board and its committees have the responsibility:

(a)

to ensure the Corporation has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Corporation.

(b)

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(c)

to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(d)

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(e)

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(f)

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

8.

Monitoring and Acting

The Board and its committees have the responsibility:

(a)

to monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

 to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

(c)

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.